January 21, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (312) 861-2200


David S. Kalt
Chief Executive Officer
OptionsXpress Holdings, Inc.
39 South LaSalle Street, Suite 220
Chicago, Illinois 60603


Re:	OptionsXpress Holdings, Inc.
	Amendment No. 2 to Form S-1, filed January 7, 2005
	File No. 333-119967

Dear Mr. Kalt:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders - page 63

1. We note your response to prior comment 7.  For those of the selling shareholders who are affiliates of broker-dealers (but not broker-dealers), include disclosure indicating whether those broker-
dealer affiliates:
?	purchased the securities to be resold in the ordinary course of
business; and
?	at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.
Please revise accordingly, or tell us why you don`t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.

For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

2. Please confirm that all selling stockholders will be listed prior to effectiveness of the registration statement.


      *    *    *    *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Heidi Berg, Staff Accountant, at (202) 824-
5463
or Joyce Sweeney, Senior Accountant, (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-1874 with any other questions.

							Sincerely,



      William Friar
							Senior Financial Analyst







cc:	Sanford E. Perl, P.C.
	Gerald T. Nowak
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, Illinois 60601

	David B. Harms
	Sullivan & Cromwell LLP
	125 Broad Street
	New York, New York 10004


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OptionsXpress Holdings, Inc.
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